Exhibit 4.1

ASSUMPTION AND ACCESSION AGREEMENT

Date: November 17, 2014

To: Citibank, N.A., as Administrative Agent under the Five Year Senior Unsecured Credit Agreement dated as of June 22, 2012 (as amended, supplemented or otherwise modified through the date hereof, the “Credit Agreement”) among Tyco International Finance S.A., Tyco International Ltd., the Lenders party thereto and Citibank, as Administrative Agent.

Ladies/Gentlemen:

As contemplated by Amendment No. 1, dated as of November 7, 2014 to the Credit Agreement (the “Amendment”, capitalized terms that are not otherwise defined shall have the meaning given to such terms in the Amendment), upon the Merger, the Irish Parent is to be party to the Credit Agreement. Accordingly, the Irish Parent acknowledges and agrees as follows:

1. Irish Parent acknowledges that, effective upon the Merger, it will become a party to the Credit Agreement. In furtherance of the foregoing, Irish Parent agrees that, effective upon the Merger, (a) it will have assumed all obligations of Tyco International Ltd. under the Credit Agreement and (b) it will perform all of the obligations of the “Guarantor” under the Credit Agreement. Without limiting the foregoing, Irish Parent confirms that, upon the effectiveness of the Merger, its guaranty of the obligations of each Borrower set forth in Article VIII of the Credit Agreement will be effective.

[Signatures begin on the following page]

Very truly yours,

TYCO INTERNATIONAL PLC

/s/ Andrea Goodrich
By:	Andrea Goodrich
Title:	Director

Signature Page to Tyco

Assumption and Accession Agreement